


Natalia Barr (She/Her) · 3rd

The Empowered Cookie

CEO & Founder: The Empowered Cookie

Oakland, California, United States · **Contact info**

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About

The Empowered Cookie is my contribution to improving America's food system. Because it's possible. Because it's delicious. And because it's urgent.

Our grocery carts are a powerful vehicle for social & environmental change. We are powerful- now let's eat like it!

Featured

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Founder
The Empowered Cookie
Moist, chewy and soft-baked to fluffy perfection! We've replaced flour with almond meal and flax meal, and we use coconut nectar instead of sugar- giving you the high fiber, high plant-based protein, sweet treat that you're craving....

Activity

209 followers

Natalia Barr posted this · 3w

It's #veganuary2023 so you know what that means! Or do you?
Eat MORE plants.
Watch the magic happen.   ...show more

👍 3   1 comment

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Experience

Owner
The Empowered Cookie · Full-time
Sep 2019 - Present · 3 yrs 6 mos
Oakland

https://www.empoweredcookie.com/

Skills: Entrepreneurship · New Business Development · Wellness · Sales Operations · Marketing Strategy



Barr Necessities (12) Gourmet Empowered Cookies on QVC
Our March 2020 QVC launch!

Skills

Food Industry

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Leadership

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Recipe Formulator

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Interests

Companies

Plant Based Foods Association
37,455 followers
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MarketsandMarkets™
102,633 followers
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